PREVIO INC(Form: SC 13G/A, Received: 02/11/2002 08:04:46)OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)*
PREVIO, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
852323104
(CUSIP Number)
DECEMBER 31, 2001
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
SEC 1745 (3-98)






Page 1 of 5
      --------------------- ------------------
      CUSIP NO. 852323104 13G
      --------------------- ------------------
      __________________________________________________________________________
      1. NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Thomas A. Satterfield, Jr.
      __________________________________________________________________________
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]
      (b) [_]
      _________________________________________________________________________
      3. SEC USE ONLY


      _________________________________________________________________________
      4. CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
      _________________________________________________________________________
      NUMBER OF 5. SOLE VOTING POWER
      SHARES 147,000
      _________________________________________________________________
      BENEFICIALLY 6. SHARED VOTING POWER
      OWNED BY 0
      _________________________________________________________________
      EACH 7. SOLE DISPOSITIVE POWER
      REPORTING 147,000
      _________________________________________________________________
      PERSON 8. SHARED DISPOSITIVE POWER
      WITH 259,600
      _________________________________________________________________
      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      406,600
      _________________________________________________________________
      10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
      _________________________________________________________________
      11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      5.90%
      _________________________________________________________________
      12. TYPE OF REPORTING PERSON*
      IN
      _________________________________________________________________
      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.
(a) Name of Issuer: PREVIO, INC.
(b) Address of Issuer's Principal Executive Offices:
12636 HIGH BLUFF DRIVE, SAN DIEGO, CA 92130-2093
ITEM 2.
(a) Name of Person Filing: Thomas A. Satterfield, Jr.
(b) Address of Principal Business Office or, if none, Residence:
2609 Caldwell Mill Lane, Birmingham, Alabama 35243
(c) Citizenship: UNITED STATES
(d) Title of Class of Securities: COMMON STOCK
(e) CUSIP Number: 852323104
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a) |_| Broker or Dealer registered under Section 15 of the Act
(15 U.S.C. 78o);
(b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) |_| Insurance company as defined in section 3(a)19) of the Act (15 U.S.C.
78c);
(d) |_| An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) |_| An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(F);
(f) |_| An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
(g) |_| A parent holding company or control person in accordance withss.240.13d-1(b)(ii)(G);
(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J)
ITEM 4. OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned: 406,600 SHARES, INCLUDING :
      Thomas A. Satterfield, Jr. 141,300
      Thomas A. Satterfield, Sr. 254,300
      Jeanette P. Satterfield 5,000
      Margaret Milyn Satterfield 5,700
      Fran Griffin 300
      Mr. Satterfield, Jr. has sole voting rights for his shares and for Margaret Milyn Satterfield (UAGMA).
      Mr. Satterfield, Jr. has shared dispositive rights to all shares listed above.

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|. INSTRUCTION:
Dissolution of a group requires a response to this item.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: NOT APPLICABLE
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: NOT APPLICABLE
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: NOT
APPLICABLE
If a group has filed this schedule pursuant to ss.240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.
ITEM 9. NOTICE OF DISSOLUTION OF A GROUP
Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
ITEM 10. CERTIFICATION
(a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      February 12, 2002
      Date

      /s/ Thomas A. Satterfield, Jr.
      --------------------------------
      Signature

      Thomas A. Satterfield, Jr.
      --------------------------------
      Name/Title








The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


End of Filing